Exhibit 12. McDONALD’S CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
DOLLARS IN MILLIONS	2005	2004		2003		2002		2001
Earnings available for fixed charges

Income before provision for income taxes and cumulative effect of accounting changes	$3,701.6	$3,202.4	(1)	$2,346.4	(2)	$1,662.1	(3)	$2,329.7	(4)

Minority interest expense (income) in operating results of majority-owned subsidiaries, including fixed charges related to redeemable preferred stock, less equity in undistributed operating results of less-than-50% owned affiliates	3.1	5.4		18.1		6.6		(15.4)

Income tax provision (benefit) of 50% owned affiliates included in consolidated income before provision for income taxes	(3.5)	13.1		(28.6)		(9.5)		51.0

Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors*	338.8	310.2		289.6		266.7		252.5

Interest expense, amortization of debt discount and issuance costs, and depreciation of capitalized interest*	392.2	394.2		427.3		419.7		510.3

	$4,432.2	$3,925.3		$3,052.8		$2,345.6		$3,128.1

Fixed charges

Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors*	$338.8	$310.2		$289.6		$266.7		$252.5

Interest expense, amortization of debt discount and issuance costs, and fixed charges related to redeemable preferred stock*	373.4	375.6		408.9		401.7		492.9

Capitalized interest*	5.0	4.1		7.9		14.4		15.4

	$717.2	$689.9		$706.4		$682.8		$760.8

Ratio of earnings to fixed charges	6.18	5.69		4.32		3.44		4.11

*	Includes amounts of the Registrant and its majority-owned subsidiaries, and one-half of the amounts of 50%-owned affiliates.

(1)	Includes pretax charges of $241.1 million consisting of $130.5 million related to asset/goodwill impairment and $159.9 million related to the correction in the Company’s lease accounting practices and policies as well as a $49.3 million gain relating to the sale of the Company’s interest in a U.S. real estate partnership.

(2)	Includes pretax charges of $407.6 million primarily related to the disposition of certain non-McDonald’s brands and asset/goodwill impairment.

(3)	Includes pretax charges of $853.2 million primarily related to restructuring markets and eliminating positions, restaurant closings/asset impairment and the write-off of technology costs.

(4)	Includes net pretax expense of $252.9 million consisting of charges primarily related to the U.S. business reorganization and other global change initiatives and restaurant closings/asset impairment, partly offset by a gain on the initial public offering of McDonald’s Japan.

McDonald’s Corporation	57